UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arch Capital Group Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G0450A105

(CUSIP Number)

John M. Pasquesi

Otter Capital LLC

One Maritime Plaza, Suite 1400

San Francisco, CA  94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0450A105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Pasquesi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,552,250

	8.	Shared Voting Power 1,552,250

	9.	Sole Dispositive Power 1,552,250

	10.	Shared Dispositive Power 1,552,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,552,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4% (See Item 5(a) below.)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Reference is made to the Statement on Schedule 13D (the “Schedule 13D”) filed on December 16, 2003 on behalf of John M. Pasquesi, the Reporting Person.  All capitalized terms used without definition in this Amendment No. 1 to the Schedule 13D shall have the meanings set forth in the Schedule 13D.

This Amendment No. 1 to the Schedule 13D amends the Schedule 13D as follows.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As a result of a public equity offering completed by the Issuer, Arch Capital Group Ltd., on March 26, 2004, which resulted in an increase in the aggregate shares outstanding of the Issuer, as of the end of March, 2004, the Reporting Person is no longer a holder of 5% or more of any class of securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2004
Date
/s/ John M. Pasquesi
Signature
John M. Pasquesi
Name/Title